January 11, 2007

Mr. Jeffrey B. Weeden
Chief Financial Officer
KeyCorp
127 Public Square
Cleveland, Ohio 44114-1306

Re:
      Form 10-K for the fiscal year ended December 31, 2005
      File No. 001-11302

Dear Mr. Weeden:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Sharon M. Blume
Senior Accountant